

December 30, 2013

Via E-mail
Mr. David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, DE 19880

> **Re:** **Incyte Corporation**
> **Form 10-K for the Fiscal Ended December 31, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed October 31, 2013**
> **File No. 001-12400**

Dear Mr. Hastings:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Product Revenues, page 26

1. You disclose that you began capitalizing inventory in mid-November 2011 once the FDA approved JAKAFI as the related costs were expected to be recoverable through commercialization of the product and that the costs incurred prior to FDA approval have been recorded as research and development expense in the statements of operations. You also disclose that the cost of product revenues for the next several quarters will reflect a

lower average per unit cost of materials. Please provide us proposed revised disclosure to be included in future periodic reports that includes:

- the amount of JAKAFI product costs incurred prior to receiving the FDA approvals that was previously charged to research and development expense;
- the estimated selling price or range of zero-cost/reduced-cost inventory you have at the latest balance sheet date presented and a more precise estimated time period you expect to sell this inventory; and
- the estimated cost of sales or a range, if determinable, as a percentage of selling price that you expect to incur after the zero-cost/reduced cost inventory has been consumed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Andrew Mew

For Jim B. Rosenberg
Senior Assistant Chief Accountant